SO 3/9/04

SECURIT 04004554 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BHIRUD ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SOUNDVIEW PLAZA
(No. and Street)

STAMFORD (City) CONNECTICUT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SURESH L. BHIRUD - PRESIDENT (203) 977-1521
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&H Certified Public Accountants, LLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3.18.04

BHIRUD ASSOCIATES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

BHIRUD ASSOCIATES, INC.

(SEC I.D. No. 8-44868)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

AFFIRMATION

I, Suresh Bhirud, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Bhirud Associates, Inc. (Company) at December 31, 2003 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Suresh Bhirud, President

Sworn and subscribed to before me this 25th day of February, 2004.

SUSAN M. BHIRUD
NOTARY PUBLIC
MY COMMISSION EXPIRES 7/31/06

VB&H
Certified Public Accountants, LLC

183 Madison Avenue
Suite 204
New York, NY 10016
T: 1.212.448.0010
F: 1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T: 1.215.794.9444
F: 1.215.794.9445

E-mail: VBH@getcpa.com
www.getcpa.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of
Bhirud Associates, Inc.

We have audited the accompanying balance sheet of Bhirud Associates, Inc. (a S corporation) as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bhirud Associates, Inc. at December 31, 2003, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&H CPA'S, LLC

New York, NY
February 6, 2004

BHIRUD ASSOCIATES, INC.
(A "S" Corporation)
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Cash	$	8,151
Receivable from clearing broker		43,366
Investment - U. S. Treasury		7,242
Marketable securities, at fair value		70,787
Prepaid rent		2,966
Property and equipment		43,254
Accumulated depreciation		(34,774)
Security deposit		3,358
Total Assets	$	144,350

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	19,325
Contingencies		-
Stockholder's Equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		30,000
Paid-in capital		156,336
Retained (deficit)		(61,311)
Total Stockholder's Equity		125,025
Total Liabilities and Stockholder's Equity	$	144,350

See accompanying notes.

BHIRUD ASSOCIATES, INC.
(A "S" Corporation)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commissions	$	265,619
Research, advisory, administrative services		165,391
Interest income		74
Other income		2,659
Gain on securities		54,821
Total Revenue		488,564
Costs and Expenses:		
Salaries		316,700
Payroll taxes		12,460
Rents		37,286
Professional fees		2,237
Regulatory fees		11,608
Insurance		22,028
Office supplies		25,744
Telephone		7,015
Subscriptions		16,290
Depreciation		1,508
Interest		174
Promotion and marketing		47,728
Total Costs and Expenses		500,778
Net (loss)	$	(12,214)

See accompanying notes

BHIRUD ASSOCIATES, INC.
(A "S" Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:		
Net (loss)	$	(12,214)
Adjustment to reconcile net (loss) to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Decrease) in receivable from clearing broker		1,469
(Increase) in investment in U. S. Treasury		(30)
(Increase) in marketable securities		(36,058)
Decrease in prepaid rent		180
(Decrease) in accounts payable and accrued expenses		(8,176)
Other		1,508
Net Cash (Used) by Operating Activities		(53,321)
Cash Flows from Financing Activities:		
Stockholder contributions, net		11,102
Net Cash Provided by Financing Activities		11,102
Net (Decrease) In Cash		(42,219)
Cash, January 1, 2003		50,370
Cash, December 31, 2003	$	8,151

See accompanying notes.

BHIRUD ASSOCIATES, INC.
(A "S" Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained (Deficit)	Total Stockholder's Equity
Beginning balance, January 1, 2001	$ 30,000	$ 177,940	$ (13,663)	$ 194,277
Net (loss)	-	-	(23,588)	(23,588)
Stockholder distributions	-	(37,462)	-	(37,462)
Balance, at December 31, 2001	$ 30,000	$ 140,478	$ (37,251)	$ 133,227
Net (loss)	-	-	(11,846)	(11,846)
Stockholder contributions	-	4,756	-	4,756
Balance, at December 31, 2002	$ 30,000	$ 145,234	$ (49,097)	$ 126,137
Net (loss)	-	-	(12,214)	(12,214)
Stockholder contributions	-	11,102	-	11,102
Balance, at December 31, 2003	$ 30,000	$ 156,336	$ (61,311)	$ 125,025

See accompanying notes.

BHIRUD ASSOCIATES, INC.
(A "S" Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. ORGANIZATION AND NATURE OF BUSINESS

Bhirud Associates, Inc. is a registered broker-dealer in securities transactions under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is engaged in a single line of business as a securities broker-dealer, and limits its business to agency and riskless principal transactions.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement with Bear, Stearns Securities Corp. (BSSC) securities transactions of the Company are cleared through BSSC, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by BSSC.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues
Commissions realized on securities transactions are recorded on trade date.

Research, advisory, and administrative services fees are recorded as the fees are earned.

Property and Equipment
Property and equipment is stated at cost and is depreciated over the estimated useful lives of the assets based on accelerated methods. Components of property and equipment follows:

Vehicle	$33,233
Furniture and equipment	10,021
	43,254
Accumulated depreciation	
Vehicle	24,753
Furniture and equipment	10,021
	34,774
Net property and equipment	8,480

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $99,458, which was in excess of its required net capital of $25,000.

4. LEASE

The Company leases its office space pursuant to a lease agreement dated September 10, 1993, and extended through August 31, 2005 on February 6, 1998. This lease provides for monthly rent payments, beginning September 1, 1999, of $2,260 per month, increasing to $2,648 by the final year of the lease. The lease also provides for semi-annual payments of real estate taxes. The lease expires on August 31, 2005. In 2003, the Company paid approximately $30,500 in base rent and is expected to pay approximately $31,000 in 2004 and $21,185 in 2005 (excluding estimated electricity, operating expenses and real estate taxes of approximately $8,000 per year).

5. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his respective share of the Company's taxable income.

6. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

BHIRUD ASSOCIATES, INC.
(A "S" Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL:		
Total stockholder's equity	$	125,025
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment, net		8,480
Other assets		6,324
Total deductions		14,804
Net capital before haircuts on securities positions		110,221
Haricuts on securities positions		10,763
Net Capital	$	99,458
AGGREGATE INDEBTEDNESS:		
Items included in the balance sheet:		
Accounts payable and accrued expenses		19,325
Total Aggregate Indebtedness	$	19,325
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	25,000
Excess net capital	$	74,458
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	97,526

The above computation does not differ materially from the December 31, 2003 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&H
Certified Public Accountants, LLC

183 Madison Avenue
Suite 204
New York, NY 10016
T: 1.212.448.0010
F: 1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T: 1.215.794.9444
F: 1.215.794.9445

E-mail: VBH@getcpa.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Bhirud Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of Bhirud Associates, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&H CPA'S, LLC

New York, NY
February 6, 2004